Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-276975

$500,000,000

AMERICAN EXPRESS COMPANY

$500,000,000 5.915% Fixed-to-Floating Rate Subordinated Notes due April 25, 2035

Issuer:	American Express Company
Expected Ratings(1):	A3/BBB/A- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Ranking:

The Subordinated Notes are unsecured and will be subordinated in right of payment to all senior indebtedness of the issuer, but equal in right of payment to its subordinated indebtedness that is not specifically stated to be junior to the Subordinated Notes.

As of March 31, 2024, the aggregate principal amount of the issuer’s consolidated indebtedness that would have ranked senior or structurally senior to the Subordinated Notes was approximately $47.6 billion, and the aggregate principal amount of the issuer’s consolidated indebtedness that would have ranked equal in right of payment to the Subordinated Notes was approximately $1.9 billion. In addition, notes issued in the Concurrent Offerings (as defined below) will rank senior to the Subordinated Notes.

Trade Date:	April 22, 2024
Settlement Date:	April 25, 2024 (T+3). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Subordinated Notes are initially expected to settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Risk Factors:	Investing in the Subordinated Notes involves risks. You should carefully consider the information under “Risk Factors” beginning on page 3 of the base prospectus (as defined below) and in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2023, Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and the other information incorporated by reference in the base prospectus.

Maturity Date:	April 25, 2035

Par Amount:	$500,000,000

Benchmark Treasury:	UST 4.000% due February 15, 2034

Benchmark Treasury Price and Yield:	95-06; 4.615%

Re-offer Spread to Benchmark:	+130 bps

Re-offer Yield:	5.915%

Interest Rates:	The Subordinated Notes will bear interest (i) during the Fixed Rate Period at a fixed rate per annum equal to 5.915%, and (ii) during the Floating Rate Period at a floating rate per annum equal to Compounded SOFR (determined in accordance with the provisions set forth in the base prospectus) plus 1.630%.

Fixed Rate Period:	From, and including, the Settlement Date to, but excluding, April 25, 2034

Floating Rate Period:	From, and including, April 25, 2034 to, but excluding, the Maturity Date

Public Offering Price:	100.000%

Underwriters’ Discount:	0.450%

Net Proceeds to American Express Company:	$497,750,000 (before expenses)

Use of Proceeds:

The issuer intends to use the net proceeds from this offering for general corporate purposes.

The issuer is issuing the Subordinated Notes in order to create Tier 2 capital consistent with applicable U.S. capital rules (commonly known as Basel III), facilitating the issuer’s goal of maintaining strong capital ratios and preserving capacity for future capital distributions.

Interest Payment Dates:	(i) With respect to the Fixed Rate Period, April 25 and October 25 of each year, beginning October 25, 2024 and ending on April 25, 2034, and (ii) with respect to the Floating Rate Period, January 25, April 25, July 25 and October 25, beginning July 25, 2034 and ending on the Maturity Date.

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period.

Floating Rate Interest Determination Dates:	Two U.S. Government Securities Business Days preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any Subordinated Notes, preceding the Redemption Date).

Business Day Convention:

Fixed Rate Period: Following Unadjusted Business Day Convention

Floating Rate Period: Modified Following Adjusted Business Day Convention, except Following Unadjusted Business Day Convention for the Maturity Date and any Redemption Date.

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Par Call Redemption:	(i) In whole but not in part during the three-month period prior to, and including, April 25, 2034 (the tenth anniversary of the date of issuance), (ii) in whole or in part during the three-month period prior to the Maturity Date or (iii) in whole but not in part at any time within 90 days following the occurrence of a Regulatory Capital Event, in each case at a redemption price equal to the principal amount of the Subordinated Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption. No redemption of the Subordinated Notes may be made without the prior approval of the Federal Reserve except as indicated in the base prospectus.

Optional Make-Whole Redemption:	In whole or in part, on or after April 27, 2029 (or if additional Subordinated Notes are issued after April 25, 2024, on or after the date that is five years and two business days after the issue date of such additional Subordinated Notes) and prior to January 25, 2034, at a redemption price as calculated and paid in the manner described in the base prospectus, with a Treasury Rate “spread” of 20 basis points.

Listing:	The Subordinated Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Calculation Agent:	Unless the issuer has redeemed all of the outstanding Subordinated Notes, the issuer will appoint a calculation agent for the Subordinated Notes (which may be the issuer or any of the issuer’s affiliates) prior to the commencement of the Floating Rate Period.

Concurrent Offerings:	Concurrently with this offering, the issuer is offering $1,300,000,000 principal amount of its 5.645% fixed-to-floating rate senior notes due April 23, 2027, $1,400,000,000 principal amount of its 5.532% fixed-to-floating rate senior notes due April 25, 2030 and $300,000,000 principal amount of its floating rate senior notes due April 23, 2027 (the “Concurrent Offerings”). Notes issued in the Concurrent Offerings will be the issuer’s senior indebtedness and rank senior to the Subordinated Notes.

CUSIP:	025816 DR7

ISIN:	US025816DR72

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	R. Seelaus & Co., LLC BNP Paribas Securities Corp. Lloyds Securities Inc. NatWest Markets Securities Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Junior Co-Managers:	Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Subordinated Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus (the “base prospectus”) dated February 9, 2024) with the SEC for the offering to which this communication relates. Capitalized terms used but not defined herein have the meanings ascribed to them in the base prospectus. Before you invest, you should read the base prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526, HSBC Securities (USA) Inc. at 1-866-811-8049 and Wells Fargo Securities, LLC at 1-800-645-3751.